February 4, 2026

By EDGAR

Integra Resources Corp.

Suite 1050 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Dear Sirs/Mesdames:

Integra Resources Corp. Prospectus Supplement dated February 4, 2026 to the Short Form Base Shelf Prospectus dated January 16, 2024

We hereby consent to references to our firm name on page iii and under the headings "Enforceability of Certain Civil Liabilities", "Documents Filed as Part of the Registration Statement" and "Legal Matters" in this prospectus supplement, which forms part of the registration statement on Form F-10 filed by Integra Resources Corp. with the United States Securities and Exchange Commission and to the reference to our advice under the heading "Enforceability of Certain Civil Liabilities".

Yours truly,

"CASSELS BROCK & BLACKWELL LLP"

t: 604 691 6100	Cassels Brock & Blackwell LLP
f: 604 691 6120	Suite 2200, HSBC Building, 885 West Georgia Street
cassels.com	Vancouver, BC V6C 3E8 Canada